                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                              FLORES & RUCKS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   34039C 10 F
                     -------------------------------------
                                 (CUSIP Number)

                             Jere C. Overdyke, Jr.
                              Enron Finance Corp.,
             1400 Smith Street, Houston, TX  77002, (713) 853-6161
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 25, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

                                 SCHEDULE 13D

- ------------------------                                 ---------------------
  CUSIP NO. 34039C 10 F                                    PAGE 2 OF 4 PAGES
- ------------------------                                 ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Finance Corp. I.R.S. No.:  76-0298373
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZTION
6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          150,000 shares of Flores & Rucks, Inc. Common Stock,
     OWNED BY             par value $.01 per share
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Same as 8 above
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .77% of Flores & Rucks, Inc.'s outstanding Common Stock, par value
      $.01 per share
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
- ------------------------------------------------------------------------------


                               Page 2 of 4 pages

                                 SCHEDULE 13D

- ------------------------                                 ---------------------
  CUSIP NO. 34039C 10 F                                    PAGE 3 OF 4 PAGES
- ------------------------                                 ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp. I.R.S. No.:  47-0255140
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZTION
6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          150,000 shares of Flores & Rucks, Inc. Common Stock,
     OWNED BY             par value $.01 per share
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          Same as 8 above.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Same as 8 above
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

      N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .77% of Flores & Rucks, Inc.'s outstanding Common Stock, par value
      $.01 per share
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------

                               Page 3 of 4 pages

                     AMENDMENT TO STATEMENT ON SCHEDULE 13D


          This Amendment No. 3 to Statement on Schedule 13D amends the Statement on Schedule 13D dated December 12, 1994, as amended (the "Statement"), of Enron Finance Corp., a Delaware corporation ("EFC") , and Enron Corp., a Delaware corporation, with respect to shares of common stock, par value $.01 per share ("Common Stock"), of Flores & Rucks, Inc., a Delaware corporation. Capitalized terms used but not defined herein are defined in the Statement and are used herein with the same meanings ascribed thereto in the Statement.



Item 5.  Interest in Securities of the Issuer:
- -------  ------------------------------------

          On July 25, 1996, EFC sold 850,000 shares of Common Stock to Merrill Lynch Capital Markets, p.l.c. ("Merrill") in a private transaction for $29.00 per share. On the same date, Merrill granted EFC a call option ("Call Option"). The Call Option will be cash settled and exercised automatically and without any action on EFC's part when and to the extent Merrill sells Common Stock short to hedge its position. In such case, payment to EFC under the Call Option will be made as follows: (i) if the weighted average price per share of Common Stock sold by Merrill to hedge its position is greater than $31.00 and less than or equal to $31.25, the difference between the weighted average price per share so sold and $31.00; or (ii) if the weighted average price per share of Common Stock sold by Merrill to hedge its position is greater than $31.25, the sum of $.25 per share and 50% of the amount of the weighted average price per share so sold in excess of $31.25. EFC has reduced its beneficial ownership of Common Stock below 5% and accordingly will make no further filings unless its beneficial ownership increases to 5% or above.

          After reasonable inquiry and to the best knowledge of belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: July 29, 1996          ENRON FINANCE CORP.


                             By:  /s/  Jere C. Overdyke, Jr.
                                  ------------------------------------
                                  Jere C. Overdyke, Jr.
                                  Managing Director


Date: July 29, 1996          ENRON CORP.


                             By:  /s/ Peggy B. Menchaca
                                  ------------------------------------
                                  Peggy B. Menchaca
                                  Vice President

N:\LEGAL\WLS\SCH-13D\FLORES4.DOC


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